

13030086

Pg

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47830

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaBrunerie Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 W. Nifong, Suite 3-B
(No. and Street)

Columbia, MO 65203
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alex LaBrunerie (573) 449-5313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Toennies & Associates
(Name – *if individual, state last, first, middle name*)

9730 E Watson Rd. Ste. 100 St. Louis MO 63126
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alex LaBrunerie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaBrunerie Financial Services Inc, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

CHRISTOPHER R. COTTONE
My Commission Expires
September 17, 2013
Boone County
Commission #09869505

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LABRUNERIE FINANCIAL SERVICES, INC.
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

LABRUNERIE FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

FINANCIAL STATEMENTS

SUPPLEMENTAL INFORMATION

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

We have audited the accompanying financial statements of LaBrunerie Financial Services, Inc. which comprise the balance sheets as of December 31, 2012 and 2011 and the related statements of income, changes in stockholders equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBrunerie Financial Services, Inc. as of December 31, 2012 and 2011 and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole



Brian G. Toennies & Associates
February 20, 2013

LABRUNERIE FINANCIAL SERVICES, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2012 AND 2011

ASSETS

	2012	2011
CURRENT ASSETS		
Cash	$ 189,663	$ 132,025
Commissions Receivable	47,831	44,953
	237,494	176,978
OTHER ASSETS		
Available for sale investments-Note C	46,385	50,660
PLANT AND EQUIPMENT		
Leasehold Improvements	10,658	10,658
Office Furniture	59,133	59,133
	69,791	69,791
Less Accumulated Depreciation	(30,714)	(21,964)
	39,077	47,827
TOTAL ASSETS	$ 322,956	$ 275,465

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
CURRENT LIABILITIES		
Accounts Payable	$ 19,283	$ 68,293
Accrued Payroll	36,809	-
TOTAL LIABILITIES	56,092	68,293
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 30,000 shares authorized, 3,000 shares issued	3,000	3,000
Paid in Capital	69,130	69,130
Retained Earnings	196,713	147,042
Accumulated other comprehensive gain(loss)	(1,979)	(12,000)
TOTAL STOCKHOLDERS' EQUITY	266,864	207,172
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 322,956	$ 275,465

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
COMMISSIONS RECEIVED NET OF FEES	$ 1,601,290	$ 1,401,503
COMMISSIONS PAID	1,046,545	965,694
GROSS PROFIT	554,745	435,809
OVERHEAD EXPENSES		
Accounting	17,574	13,178
Advertising	4,312	3,967
Legal Fees	-	1,483
Client Gift	917	-
Compliance	19,352	13,505
Computer Supplies	-	3,381
Contract Labor	200	300
Contributions	5,591	2,462
Depreciation	8,751	2,894
Dues and Subscriptions	22,678	7,819
Equipment Rental	574	-
Meals and Entertainment	3,858	8,676
Insurance	33,511	17,287
Meetings	-	2,071
Office Expense	17,614	20,501
Occupancy	22,840	29,132
Payroll Taxes	39,447	39,548
Pension	18,901	760
Postage	7,650	10,398
Professional Fees	33,742	4,861
Printing	1,948	1,797
Repairs and Maintenance	3,904	21,497
Reference Materials	-	-
Salaries & Wages	231,179	199,829
Taxes and Licenses	5,611	3,335
Telephone	-	4,051
Training	-	125
Travel	5,171	3,297
Utilities	10,992	9,241
Website	4,893	-
TOTAL OVERHEAD EXPENSES	521,210	425,395
OPERATING INCOME	33,535	10,414
OTHER INCOME		
Interest Income	778	780
Dividends	1,001	767
Rent Income	11,000	-
Expense Reimbursement	5,770	-
Realized Gain on Investment	585	-
Other Income	72	147
TOTAL OTHER INCOME	19,206	1,694
NET INCOME	52,741	12,108
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities:		
Unrealized holding gains arising during the period	7,537	(1,268)
Less: Reclassification adjustment	(585)	-
OTHER COMPREHENSIVE INCOME	6,952	(1,268)
COMPREHENSIVE INCOME	$ 59,693	$ 10,840

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AS OF DECEMBER 31, 2012 AND 2011

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, DECEMBER 31, 2010	$ 3,000	$ 69,130	$ 134,934	$ (10,733)	$ 196,331
Net Income (Loss)	-	-	12,108	-	12,108
Change in Unrealized Holding Gains (Losses)	-	-	-	(1,267)	(1,267)
BALANCE, DECEMBER 31, 2011	3,000	69,130	147,042	(12,000)	207,172
Net Income (Loss)	-	-	52,741	-	52,741
Change in Unrealized Holding Gains (Losses)	-	-	-	6,952	6,952
BALANCE, DECEMBER 31, 2012	$ 3,000	$ 69,130	$ 199,783	$ (5,048)	$ 266,865

See Independent Auditors' Report, Accompanying Notes, and Supplemental Information.

LABRUNERIE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2012 AND 2011

CASH FLOWS FROM OPERATING ACTIVITIES:	2012	2011
Net Income (Loss)	$ 52,741	$ 12,108
Adjustments to Reconcile Net Income to Net		
Cash Provided by Operating Activities:		
Dividends Reinvested	(1,274)	(478)
Depreciation	8,751	2,894
Change in Assets and Liabilites Increasing (Decreasing) cash flows:		
Commissions Receivable	(2,878)	(4,346)
Commissions and Accounts Payable	(12,202)	19,366
NET CASH PROVIDED BY OPERATING ACTIVITIES	45,138	29,544
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Furniture and Equipment	-	(27,286)
Proceeds From Sale of Investments	12,500	26,160
Purchase of Investments	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	12,500	(1,126)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	57,638	28,418
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR	132,025	103,607
CASH AND CASH EQUIVALENTS-END OF YEAR	$ 189,663	$ 132,025

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

No cash was paid for taxes or interest in 2012 or 2011.

The Company considers all cash on deposit to be cash and cash equivalents for purposes of the statement of cash flows.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLOCIES

Business Activities: The Company was incorporated on September 8, 1994 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles.

Plant and Equipment: Purchases and equipment with a useful life of more than one year are capitalized. Depreciation is based on the useful life of the asset and charged to income ratably over that life. Repairs and improvements which significantly increase the useful life of an asset are capitalized.

Commissions Receivable and Payable: Commissions receivable at December 31, 2012 and 2011 were $47,831 and $44,953 respectively. Commission's payable at December 31, 2012 and 2011 were $12,157 and $45,063 respectively.

Income Taxes: The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. As an S-corporation all items of income and expense are passed through to shareholders to be taxed on their individual income tax returns.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Advertising: Advertising costs are expensed as incurred.

Compensated Absences: Compensated absences have not been accrued in the financial statements because the amount cannot be reasonably estimated and is not considered material to the financial statements.

Allowance for Doubtful Accounts: An allowance for uncollectible accounts receivable is not considered necessary.

NOTE B—RELATED PARTY TRANSACTIONS

As of December 31, 2012 and 2011, Alex Labrunerie owned all of the shares of stock of Labrunerie, Alex Labrunerie is 100% owner of the company. The following commissions were paid to Alex for the years ended December 31:

	2012	2011
Alex LaBrunerie-Commissions	$458,272	$545,229

The Company occupies office space in a building that is owned by Ferd Labrunerie. Ferd is a former owner and the father of Alex Labrunerie. The Company is responsible for paying condominium fees, common area maintenance and real estate taxes. These items are paid directly the appropriate vendors by the Company. The Company has a month to month lease. Rent expense is 2012 and 2011 were $19,500 and $24,000, respectively.

At December 31, 2012 and 2011 the Company owed Ferd Labrunerie $4,401. This was for funds from a closed brokerage account owned by Ferd Labrunerie which was rolled over directly into the available for sale investments of the Company.

NOTE C—INVESTMENTS

Available-for-sale investments are reported at market value. Income recognized on dividends and capital gain distributions is added to the investment's cost basis. Unrealized gains and losses arising from changes in the market are reported as a separate component of retained earnings. At December 31, 2012 and 2011 investments consisted of:

	Beginning Fair Value	Reinvested Interest & Dividends	Market Change	Transfers, Purchases & Sales	Ending Fair Value
December 31, 2011					
Available for sale investments	$77,609	$ 478	$ (1,267)	$ (26,160)	$50,660
December 31, 2012					
Available for sale investments	$50,660	$ 1125	$ 7,537	$ (12,937)	$46,385

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE C—INVESTMENTS-cont'd

For purposes of computing net capital pursuant to Rule 15c3-1(1) market values of investments must be reduced as follows:

Government Securities (3-6 months)	½%
Money Market Funds	2%
Mutual Funds	15%
Securities	15%

At December 31, 2012 and 2011 these amounts were:

	2012		2011	
Money Market Funds:	Value	Regulatory Reduction	Value	Regulatory Reduction
Money Market Funds	45,565	911	32,009	640
Securities:				
BAC Preferred	-	-	9,330	1,400
Greystone Logsitics, Inc	18	3	5	1
Mutual Funds:				
American Balanced Fund	32,355	4,853	28,447	4,267
Capital Income Builder	14,012	2,102	12,879	1,932
Total Securities	46,385	6,958	50,661	7,599
	91,950	7,869	82,670	8,239

These investments are held to satisfy reserve requirements and are not held for trading purposes.

NOTE D— FAIR VALUE MEASUREMENTS

The Company's investments are reported at fair value in the accompanying financial statements. The methods used to measure fair value may produce an amount that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE D— FAIR VALUE MEASUREMENTS (CONT.):

	2012		2011	
	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)	Fair Value	Quoted Prices In Active Markets For Identical Assets (Level 1)
Equity Securities	18	18	9,335	9,335
Mutual Funds	46,367	46,367	41,325	41,325
	46,385	46,385	50,660	50,660

The fair value measurement accounting literature establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted market prices in active markets for identical assets and have the highest priority, Level 2 inputs consist of observable inputs other than quoted prices for identical assets, and Level 3 inputs have the lowest priority. The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 3 inputs are used only when Level 1 or Level 2 inputs were not available.

Level 1 Fair Value Measurements

The fair value of mutual funds and equity securities are based on the closing price reported in the active market where the individual securities are traded, when available.

NOTE E—NET CAPITAL REQUIREMENTS

The company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is $50,000 on December 31, 2012 and 2011 the Company had net capital of $222,684 and $153,581, respectively ($172,684 and $103,581 in excess of minimum required amounts). The percentage of aggregate indebtedness to net capital was 25.19 % and 44.47% for 2012 and 2011.

NOTE F—CONTROL REQUIREMENTS

There are no amounts, as of December 31, 2012 and 2011, to be reported pursuant to the possession or control requirement under Rule 15c3-3. The Company is in compliance with the exceptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

LABRUNERIE FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2012 AND 2011

NOTE G—RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Based on our computation of net capital under Rule 15c3-1, as of December 31, 2012 and 2011 there were no material differences with respondent's unaudited report.

NOTE H—SUBSEQUENT EVENTS

Subsequent events have been evaluated though February 20, 2013, which is the date the financial statements were issued. There are no events or transactions occurring after the balance sheet date required to be reported.

NOTE I—INCOME TAXES

Labrunerie Financial Services, Inc. has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the years ended December 31, 2011, 2010, 2009 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

LABRUNERIE FINANCIAL SERVICES, INC.
SUPPLEMENTAL INFORMATION

LABRUNERIE FINANCIAL SERVICES, INC.
COMPUTATIONS OF NET CAPITAL
PURSUANT TO RULE 15C3-1(1)
DECEMBER 31, 2012 AND 2011

	2012	2011
Net Capital		
Ownership Equity	$ 266,864	$ 207,171
Less Non Allowable Assets		
Net Fixed Assets	(39,077)	(47,826)
Total Allowable Capital	227,787	159,345
Less Regulatory Reduction on Investments	(5,103)	5,764
Total Net Capital	222,684	153,581
Minimum Net Capital Requirement	(50,000)	(50,000)
Excess Over Minimum Net Capital Requirement	172,684	103,581
Total Aggregate Indebtedness	$ 56,092	$ 68,293
Ratio of Aggregate Indebtedness to Net Capital	25.19%	44.47%

Note: No material inadequacies were found, nor were any reportable differences found in the reconciliation of the net capital per the audited financial statements and the unaudited FOCUS reports.

See Independent Auditors' Report and Accompanying Notes.

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In planning and performing our audit of the financial statements and supplemental schedules of LaBrunerie Financial Services, Inc. for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did review the practice and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of difference required by Rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULES 17A-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

statements in conformity with generally accepted accounting principals. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A significant deficiency is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a significant deficiency as defined above.

We understand the practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian G. Toennies & Associates, PC
February 20, 2013

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com


Brian G.
Toennies
& Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

February 20, 2013

Board of Directors
LaBrunerie Financial Services, Inc.
601 W. Nifong, Suite 3B
Columbia, MO 65203

In accordance with Rule 17a-5(e) (4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by LaBrunerie Financial Services, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LaBrunerie Financial Services, Inc's management is responsible for the LaBrunerie Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in SIPC-7T for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,



Brian G. Toennies
Certified Public Accountant

February 20, 2013